U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-34661

Dehaier Medical Systems Limited

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Registrant hereby incorporates the information contained in this Report by reference into the Registration Statement on Form S-3, File No. 333-178268.

Cautionary Note Regarding Forward-Looking Statements

This Report, including the exhibits included herein, may contain forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events.  Our actual results may differ materially from those discussed herein, or implied by, these forward-looking statements.  Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this Report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations we have acquired and may acquire in the future; our possible inability to raise or generate additional funds that will be necessary to continue and expand our operations; our potential lack of revenue growth and other factors detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Entry into a Material Definitive Agreement.

On February 21, 2014, Dehaier Medical Systems Limited (the “Company”) and certain institutional investors entered into a securities purchase agreement (the “Purchase Agreement”) in connection with an offering (the “Offering”), pursuant to which the Company agreed to sell an aggregate of 734,700 common shares and warrants to initially purchase an aggregate of 220,410 common shares. The purchase price is $9.12 per common share, and the warrants are initially exercisable at $11.86 per share. The aggregate gross proceeds from the sale of the common shares, before deducting fees to the Placement Agent and other estimated offering expenses payable by the Company will be approximately $6.7 million. This amount does not include any proceeds from warrant exercises.

The warrants will be exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and expire forty-two months from the date of issuance. The exercise price of the warrants is subject to customary adjustment in the case of future issuances or deemed issuances of common shares, stock splits, stock dividends, combinations of shares and similar recapitalization transactions. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of the common shares issuable upon exercise thereof.

The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% of the Company’s common shares.

Under the Purchase Agreement, the Company has agreed with each of the purchasers that, subject to certain exceptions, it will not, within the 30 trading days following the closing of the Offering (which period may be extended in certain circumstances), enter into any agreement to issue or announce the issuance or proposed issuance of any equity security or equity-linked or related security.

The Company has also agreed with each of the purchasers that while the warrants are outstanding, it will not effect or enter into an agreement to effect a “Variable Rate Transaction,” which means a transaction in which the Company:

•	issues or sells any convertible securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of, or quotations for, of the Company’s common shares at any time after the initial issuance of such convertible securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such convertible securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Company’s common shares, other than pursuant to a customary “weighted average” anti-dilution provision; or

•	enters into any agreement (including, without limitation, an equity line of credit) whereby the Company may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights).

The Company has also agreed with each of the purchasers if the Company issues securities within the 18 months following the closing of the Offering, the purchasers shall have the right to purchase 40% of the securities on the same terms, conditions and price provided for in the proposed issuance of securities.

The Company has also agreed to indemnify each of the purchasers against certain losses resulting from its breach of any of its representations, warranties, or covenants under agreements with each of the purchasers, as well as under certain other circumstances described in the Purchase Agreement.

The net proceeds to the Company from the Offering, after deducting placement agent fees and the estimated offering expenses borne by the Company, are expected to be approximately $6.1 million.  The Offering will close on or before February 26, 2014.  After giving effect to the Offering, but without giving effect to the exercise of the warrants being offered, the Company will have 5,510,700 common shares outstanding.

The Offering was effected as a takedown off the Company’s shelf registration statement on Form S-3 (File No. 333-178268), which became effective on December 21, 2011, pursuant to a prospectus supplement filed with the Securities and Exchange Commission.

In connection with the Offering, on January 28, 2014, the Company entered into an engagement letter agreement (the “Placement Agent Agreement”) with FT Global Capital, Inc. (the “Placement Agent”) pursuant to which the Placement Agent agreed to act as the exclusive placement agent on a best efforts basis in the Offering. The Placement Agent will be entitled to a cash fee of 8% of the gross proceeds paid to the Company for the securities the Company sells in this Offering, including upon exercise of warrants issued in this Offering.  Additionally, the Company shall issue to the Placement Agent warrants (“Placement Agent Warrants”) equal to 10% of the aggregate number of shares sold to the Investors placed by the Placement Agent in this Offering. The Placement Agent Warrants will be on substantially the same terms as the warrants issued pursuant to the Purchase Agreement, provided that the warrant issuable to the placement agent shall not be exercisable for a period of six months and shall expire forty-two months after the warrants are first exercisable.

The foregoing summaries of the terms of the form of warrant and the Purchase Agreement to be issued to each of the purchasers and are subject to, and qualified in their entirety by, such documents attached hereto as Exhibits 4.1, and 10.1 respectively, which are incorporated herein by reference.

Other Events.

On February 21, 2014, the Company issued a press release announcing the execution of the Purchase Agreement.  A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits.

4.1	Form of Warrant to purchase Common Shares by the Company in favor of the Investors.

5.1	Opinion of Kaufman & Canoles, P.C., British Virgin Islands Counsel.

10.1	Form of Stock Purchase Agreement, dated February 21, 2014, by and between the Company and the Investors.

23.1	Consent of Kaufman & Canoles, P.C. (contained in Exhibit 5.1 above).

23.2	Consent of Friedman LLP

99.1	Press Release dated February 21, 2014.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

February 21, 2014	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

EXHIBIT INDEX

4.1	Form of Warrant to purchase Common Shares by the Company in favor of the Investors.

5.1	Opinion of Kaufman & Canoles, P.C., British Virgin Islands Counsel.

10.1	Form of Stock Purchase Agreement, dated February 21, 2014, by and between the Company and the Investors.

23.1	Consent of Kaufman & Canoles, P.C. (contained in Exhibit 5.1 above).

23.2	Consent of Friedman LLP

99.1	Press Release dated February 21, 2014.